newgold™
TSX: NGD NYSE American: NGD

NEW GOLD INTERSECTS WIDE, HIGH-GRADE COPPER-GOLD PORPHYRY MINERALIZATION AT NEW AFTON'S K-ZONE

EXTENDS K-ZONE ABOVE THE ELEVATION OF THE C-ZONE EXTRACTION LEVEL

May 29, 2024 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) is pleased to provide an exploration update for the New Afton copper-gold mine located in British Columbia, Canada. Underground exploration drilling conducted from C-Zone infrastructure intersected bornite-rich mineralization over strike lengths exceeding 200 metres and estimated true widths up to 40 metres. Copper and gold grades are proving to be higher in the bornite-bearing core of K-Zone compared to the haloing chalcopyrite-bearing copper-gold mineralization.

Highlights

- High-grade copper-gold porphyry mineralization intersected within bornite-bearing K-Zone[1]:
  - 2.01% copper and 1.79 g/t gold mineralization (3.22 CuEq%) over 217 metres core length (40 metres estimated true width) in Borehole EA24-485 including:
    - 1.85% copper and 3.67 g/t gold mineralization (4.23 CuEq%) over 31 metres core length[2]
    - 3.23% copper and 1.98 g/t gold mineralization (4.62 CuEq%) over 78 metres core length[2]
  - 1.21% copper and 1.03 g/t gold mineralization (1.89 CuEq%) over 214 metres core length (22 metres estimated true width) in Borehole EA23-477 including:
    - 1.85% copper and 2.13 g/t gold mineralization (3.23 CuEq%) over 56 metres core length[2]
    - 2.78% copper and 0.49 g/t gold mineralization (3.15 CuEq%) over 42 metres core length[2]

"The latest K-Zone drilling includes some of the best mineralized intervals drilled at the New Afton mine and expands the mineralized envelope, highlighting the potential for a new mining zone close to existing mine infrastructure," stated Patrick Godin, President and CEO. "The confirmation of high-grade bornite-bearing mineralization demonstrates the high mineral prospectivity around the New Afton mine and provides a high level of confidence as we look to grow K-Zone with drilling from the underground exploration drift. Combined with resource conversion opportunities such as C-Zone Extension, East Extension, and D-Zone, and several other near-mine and regional exploration targets, K-Zone is a key component in our strategy to extend mine life with minimal capital investment."

The exploration drift, which is being developed to provide additional drill platforms, is scheduled for completion in June and will be utilized to accelerate exploration drilling in the eastern part of the mine, including better defining the high-grade extension of K-Zone. The Company plans to provide additional exploration updates to the market later this year.

New Afton continues to execute on its exploration strategy to extend the mine life beyond 2030. Exploration efforts remain focused on potential near-mine zones located above the C-Zone extraction level to minimize capital investment and maximize free cash flow generation. The Company continues to advance strategic opportunities for mine life extension, leveraging New Afton's processing plant, infrastructure and tailings storage facility, which has sufficient capacity to process significantly more ore beyond the current New Afton mine life.

[1]All copper and gold grades are reported uncapped. It has yet to be determined whether further exploration will result in the target being delineated as a mineral resource. Additional data and further interpretation work are expected to better define the geometry and extent of the mineralized zones.

[2]Estimated true widths are not determined. They are interpreted to be less than the estimated true width of the host zone and the core length of the reported interval.

All new K-Zone drilling intercepts in bornite-bearing and chalcopyrite-bearing K-Zone are summarized in Tables 1 and 2, and Figure 1 below. Indicative copper equivalent (CuEq) and gold equivalent (AuEq) grades are included for context and estimated using price assumptions of US$3.50 per pound of copper, US$1,500 per ounce of gold, and US$21.00 per ounce of silver.

Table 1: New Drilling Results at K-Zone

Zone	Drill Hole		From (m)	To (m)	Interval (m)	Estimated True Width (m)	Cu (%)	Au (g/t)	Ag (g/t)	CuEq (%)	AuEq (g/t)
K-Zone (Bornite)	EA24-485		330	547	217	40	2.01	1.79	10.43	3.22	5.15
		Including[1]	365	396	31		1.85	3.67	10.45	4.23	6.78
		Including[1]	441	519	78		3.23	1.98	18.12	4.62	7.40
	EA23-477		298	512	214	22	1.21	1.03	3.43	1.89	3.02
		Including[1]	392	448	56		1.85	2.13	5.42	3.23	5.18
		Including[1]	466	508	42		2.78	0.49	7.12	3.15	5.04
K-Zone (Chalcopyrite)	EA23-483		232	318	86	15	0.40	0.68	1.11	0.84	1.34
		Including[1]	276	284	8		1.00	2.62	5.20	2.69	4.30
	EA23-481B		582	618	36	12	0.83	0.41	3.97	1.12	1.79
	EA24-486B		187	235	48	12	0.30	0.41	0.64	0.56	0.90
	EA23-467B		292	306	14	4	0.29	0.48	0.75	0.59	0.95
1. Estimated true widths are not determined. They are interpreted to be less than the estimated true width of the host zone and the core length of the reported interval.											

Table 2: K-Zone Drilling Location and Orientation

Drill Hole	Azimuth[1]	Dip	Length (m)	UTM Easting (m)	UTM Northing (m)	Elevation (m)
EA24-485	050	+04	596	675,269	5,614,689	-506
EA23-477	049	-05	557	675,268	5,614,689	-506
EA23-483	054	-08	501	675,265	5,614,671	-506
EA23-481B	044	+07	707	675,268	5,614,689	-506
EA24-486B	067	-34	372	675,264	5,614,670	-506
EA23-467B	058	-19	443	675,269	5,614,689	-507
1. Relative to UTM North.						

Figure 1: Significant Drill Intercepts at K-Zone, Looking North (Mine Grid). Inset Shows Down-Dip View on K-Zone (175m Thick Slice)





W
E
Lift 1
B3
Expl. Drift
East Ext. Concept
C-Zone
Open
K-Zone
EA23-481B
EA24-485
Inset width
EA23-477
EA23-483
EA23-462*
EA23-467B
EA24-486B
Open
EA23-455*
Looking North (Mine Grid)**
0 100 200 300 400 500
metres
*see October 10, 2023 Press release for K-Zone drilling results for Boreholes EA23-455 and EA23-462
**Mine Grid North is 50 degrees west of UTM North
Chalcopyrite-Bearing Cu-Au Mineralization (Halo)
Bornite-Bearing Cu-Au Mineralization (Core)
N
Down-Dip View on K-Zone (175m Thick Slice)
EA23-481B
EA23-477
EA24-485
EA23-483
C-Zone
0 50 100 150 200 250
metres

About New Gold

New Gold is a Canadian-focused intermediate mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit **www.newgold.com**.

For further information, please contact:

Ankit Shah

Executive Vice President, Strategy & Business Development
Direct: +1 (416) 324-6027
Email: ankit.shah@newgold.com

Brandon Throop

Director, Investor Relations
Direct: +1 (647) 264-5027
Email: brandon.throop@newgold.com

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: expectations that additional data and further interpretation will better define the geometry and extent of the mineralized zone; successfully finding a new mining zone close to existing infrastructure; successfully growing the K-Zone with additional drilling; the potential to successfully extend mine life beyond 2030 with minimal capital investment; successfully completing the exploration drift at New Afton in June, and the accelerated exploration efforts expected as a result thereof; plans to provide additional exploration updates later this year; and successfully advancing its strategic opportunities for mine life extension.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this press release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual MD&A, its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations, including material disruptions to the Company's supply chain, workforce or otherwise; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current Mineral Reserve and Mineral Resource estimates and the grade of gold, silver and copper expected to be mined and the grade of gold, copper and silver expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and commodity prices being approximately consistent with current levels and expectations for the purposes of 2024 guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of the New Afton Mine being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during any applicable regulatory processes; and (9) the results of the life of mine plan for the New Afton mine described herein being realized.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; volatility in the market price of the Company's securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; compliance with public company disclosure obligations; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company's dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; inadequate water management and stewardship; tailings storage facilities and structure failures; failing to complete stabilization projects according to plan; geotechnical instability and conditions; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Indigenous groups; climate change, environmental risks and hazards and the Company's response thereto; ability to obtain and maintain sufficient insurance; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold's ability to carry on business in the normal course;

inflation; compliance with debt obligations and maintaining sufficient liquidity; the responses of the relevant governments to any disease, epidemic or pandemic outbreak not being sufficient to contain the impact of such outbreak; disruptions to the Company's supply chain and workforce due to any disease, epidemic or pandemic outbreak; an economic recession or downturn as a result of any disease, epidemic or pandemic outbreak that materially adversely affects the Company's operations or liquidity position; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; labour disputes; effectiveness of supply chain due diligence; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; reliance on third-party contractors; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development, construction, operation and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's Annual Information Form and other disclosure documents filed on and available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

QA/QC Procedure

New Gold maintains a Quality Assurance / Quality Control ("QA/QC") program at its New Afton Mine operation using industry best practices and is consistent with the QA/QC protocols in use at all of the Company's exploration and development projects. Key elements of New Gold's QA/QC program include chain of custody of samples, regular insertion of certified reference standards and blanks, and duplicate check assays. Drill core is sampled at regular two metre intervals, halved and shipped in sealed bags to Activation Laboratories Ltd. In Kamloops, British Columbia. Additional information regarding the Company's data verification and quality assurance processes is set out in the February 28, 2020 New Afton National Instrument 43-101 Technical Report titled "Technical Report on the New Afton Mine, British Columbia, Canada" available on SEDAR+ at www.sedarplus.ca.

Technical Information

The scientific and technical information relating to the drilling update on K-Zone has been reviewed and approved by Dr. Jean-François Ravenelle, Vice President, Geology for the Company. All other scientific and technical information contained in this news release has been reviewed and approved by Yohann Bouchard, Executive Vice President and Chief Operating Officer of New Gold. Dr. Ravenelle is a Professional Geologist and a member of the Association of Professional Geoscientists of Ontario and the Ordre des Géologues du Québec. Mr. Bouchard is a Professional Engineer and member of the Professional Engineers of Ontario. Dr. Ravenelle and Mr. Bouchard are each a "Qualified Person" for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

For additional technical information on New Gold's material properties, including a detailed breakdown of Mineral Reserves and Mineral Resources by category, as well as key assumptions, parameters, and risks, refer to New Gold's Annual Information Form for the year ended December 31, 2023 dated February 21, 2024 filed and available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.